Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Purple Innovation, Inc.

Lehi, Utah

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated March 11, 2021 (May 10, 2021 as to i) the effects of the restatement described in Note 3, and ii) the effects of the material weakness), relating to the consolidated financial statements and the effectiveness of Purple Innovation, Inc.’s internal control over financial reporting appearing in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Salt Lake City, Utah

May 18, 2021